UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

AMG Pantheon Credit Solutions Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

Telephone Number (including area code):

800-548-4539

Name and address of agent for service of process:

Mark J. Duggan

AMG Funds LLC

680 Washington Boulevard, Suite 500

Stamford, Connecticut 06901

with copies to:

Joshua B. Deringer

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

and

Pantheon Ventures (US) LP

11 Times Square, 35th Floor

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes     ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Prides Crossing and the State of Massachusetts, as of the 5th day of October, 2023.

AMG Pantheon Credit Solutions Fund

By:	/s/ Garret Weston
Name: Garret Weston
Title: Trustee

Attest:	/s/ Mark Duggan
Name:	Mark Duggan, Managing Director and Senior Counsel, AMG Funds LLC